SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Dated as of April 1, 2003 BELL CANADA and CIBC MELLON TRUST COMPANY – COMPAGNIE TRUST CIBC MELLON Trustee FIFTIETH SUPPLEMENTAL TRUST INDENTURE

Table of Contents
SECTION		PAGE
	Recitals	1
ARTICLE ONE
INTERPRETATION
1.01	Part of Original Trust Indenture	3
ARTICLE TWO
COVENANTS OF THE CORPORATION
2.01	Confirmation of Covenants	3
ARTICLE THREE
EXECUTION
3.01	Counterparts and Formal Date	4

THIS FIFTIETH SUPPLEMENTAL TRUST INDENTURE made as of April 1, 2003
AMONG	BELL CANADA, incorporated under the laws of Canada and having its registered office in the City of Montréal, in the Province of Québec, herein called the “Corporation”

OF THE FIRST PART
– and –

CIBC MELLON TRUST COMPANY -  COMPAGNIE TRUST CIBC MELLON, a corporation governed by the Trust and Loan  Companies Act (Canada) and having its head office in the City of Toronto, in the Province of Ontario, herein called the “Trustee”

OF THE SECOND PART

     WHEREAS under an indenture dated as of July 1, 1976 between the Corporation and The Royal Trust Company (the “Original Trust Indenture”), the creation and issue of Debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by indentures supplemental to the Original Trust Indenture, the Corporation has issued or authorized for issue (U.S.) $60,000,000 principal amount of 8¾% Debentures, Series DB Due 1986, $150,000,000 principal amount of 9.40% Debentures, Series DC, Due 2002, (U.S.) $100,000,000 principal amount of 7¾% Debentures, Series DD, Due 1987, $200,000,000 principal amount of 9.85% Debentures, Series DF, Due 2005, $175,000,000 principal amount of 11% Debentures, Series DG, Due 2004, $60,000,000 principal amount of 10¾% Debentures, Series DH, Due 1986, $200,000,000 principal amount of l0 7/8% Debentures, Series DI, Due 1985, $100,000,000 principal amount of 16% Debentures, Series DL, Due 1989, $125,000,000 principal amount of 13 7/8% Debentures, Series DM, Due 2000, $125,000,000 principal amount of 12.65% Debentures, Series DN, Due 2003, $125,000,000 principal amount of 12¼% Debentures, Series DO, Due 1997, $125,000,000 principal amount of 10 7/8% Debentures, Series DP, Due 2007, $50,000,000 principal amount of 10% Debentures, Series DQ, Due 1991, $150,000,000 principal amount of 9 3/8% Debentures, Series DR, Due 2006, $125,000,000 principal amount of 9.65% Debentures, Series DS, Due 2009, $125,000,000 principal amount of 9.65% Debentures, Series DT, Due 2009, $125,000,000 principal amount of 9.45% Debentures, Series DU, Due 2011, $125,000,000 principal amount of 10.50% Debentures, Series DV, Due 2009

$500,000,000 principal amount of 10.55% Debentures, Series DW, Due 2015, $500,000,000 principal amount of 10.50% Debentures, Series DX, Due 1998, $150,000,000 principal amount of 10 5/8% Debentures, Series DY, Due 1999, $500,000,000 principal amount of 11% Debentures, Series DZ, Due 2011, $500,000,000 principal amount of 10% Debentures, Series EA, Due 2000, $200,000,000 principal amount of 10 7/8% Debentures, Series EB, Due 2004, $500,000,000 principal amount of 10.35% Debentures, Series EC, Due 2009, $500,000,000 principal amount of 11.45% Debentures, Series ED, Due 2010, $125,000,000 principal amount of 12 3/8% Debentures, Series EE, Due 2000, $500,000,000 principal amount of 12.50% Debentures, Series EF, Due 1995, $500,000,000 principal amount of 10.75% Debentures, Series EG, Due 2021, $500,000,000 principal amount of 10% Debentures, Series EH, Due 2041, $150,000,000 principal amount of 9 3/8% Debentures, Series El, Due 1996, $500,000,000 principal amount of 9.70% Debentures, Series EJ, Due 2032, $125,000,000 principal amount of 8 7/8% Debentures, Series EK, Due 1997, $500,000,000 principal amount of 9.50% Debentures, Series EM, Due 2002, $50,000,000 principal amount of 7.30% Debentures, Series EN, Due 1997, $500,000,000 principal amount of 9.25% Debentures, Series EO, Due 2053, $150,000,000 principal amount of 8% Debentures, Series EP, Due 1998, $500,000,000 principal amount of 7 7/8% Debentures, Series EQ, Due 1998, $500,000,000 principal amount of 8½% Debentures, Series ER, Due 2003, (U.S.) $200,000,000 principal amount of 9.50% Debentures, Series ES, Due 2010, $500,000,000 principal amount of 9.20% Debentures, Series ET, Due 1999, $500,000,000 principal amount of 10% Debentures, Series EU, Due 2054, $500,000,000 principal amount of 9 3/8% Debentures, Series EV, Due 1999, $500,000,000 principal amount of 8.80% Debentures, Series EW, Due 2005, $500,000,000 principal amount of 8½% Debentures, Series EX, Due 2000, $500,000,000 principal amount of 7¼% Debentures, Series EY, Due 2001 and $500,000,000 principal amount of 7% Debentures, Series EZ, Due 2027;

     AND WHEREAS by a Forty-Ninth Supplemental Trust Indenture to the Original Trust Indenture, The Royal Trust Company, the Corporation and the Trustee provided for the resignation of The Royal Trust Company and its replacement by the Trustee as trustee under the Trust Indenture;

     AND WHEREAS effective May 31, 1999, Bell Canada amalgamated with 3588572 Canada Inc. pursuant to the provisions of the Canada Business Corporations Act;

     AND WHEREAS effective January 1, 2003, Bell Canada amalgamated with Bell Zinc Corporation pursuant to the provisions of the Canada Business Corporations Act;

     AND WHEREAS effective April 1, 2003 Bell Canada amalgamated with BCE Nexxia Inc., 3474461 Canada Inc. and Sympatico Inc., pursuant to the provisions of the Canada Business Corporations Act;

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, section 8.01 thereof, it is desirable that the Corporation enter into and execute this Fiftieth Supplemental Trust Indenture in favour of the Trustee to confirm the obligations of the Corporation.

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

ARTICLE ONE Interpretation

     SECTION 1.01 Part of Original Trust Indenture. The Original Trust Indenture is a part of this Fiftieth Supplemental Trust Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Fiftieth Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expression herein contained shall have the same meaning as corresponding expression in the Original Trust Indenture. All the provisions of the Original Trust Indenture, except only so far as the same may be inconsistent with the express provisions of this Fiftieth Supplemental Trust Indenture, shall apply to and have effect in connection with this Fiftieth Supplemental Trust Indenture.

     Solely for purposes of the incorporation by reference herein of the Original Trust Indenture (i) the word “Company” defined in Section 1.01 of the Original Trust Indenture shall be replaced by the word “Corporation” and (ii) whenever the word “Company” appears in the Original Trust Indenture, it shall be read as a reference to the word “Corporation”.

ARTICLE TWO Covenants of the Corporation
     SECTION 2.01. Confirmation of Covenants. The Corporation hereby expressly covenants:
     (1) To pay punctually when due the principal moneys, premium, if any, interest and other moneys payable under the Trust Indenture;
     (2) To perform and observe punctually all the obligations of Bell Canada under the Trust Indenture and under and in respect of all outstanding Debentures; and
     (3) To observe and perform each and every covenant, stipulation, promise, undertaking, condition and agreement of Bell Canada contained in the Trust Indenture as fully and completely as if it had itself executed the Trust Indenture as

Party of the First Part to the Trust Indenture and had expressly agreed therein to observe and perform the same.
ARTICLE THREE Execution

     SECTION 3.01. Counterparts and Formal Date. This Fiftieth Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of April 1, 2003.

     IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BELL CANADA (Signed)
By:
CIBC MELLON TRUST COMPANY- COMPAGNIE TRUST CIBC MELLON

(Signed)
By:

(Signed)
By:

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: February 24, 2006